Exhibit 99.1

YM BioSciences Reports CYT387 Phase I/II Results Selected for Oral
Presentation at ASH2012 Conference

MISSISSAUGA, Canada, October 11, 2012 - YM BioSciences Inc. (NYSE MKT: YMI, TSX: YM), a drug development company advancing hematology and cancer related products, today announced that the results of its Phase I/II Study of CYT387, a JAK1/JAK2 inhibitor currently being evaluated for the treatment of myelofibrosis, have been selected by the ASH Program Committee for presentation in an Oral Session at the 2012 Annual Meeting of the American Society of Hematology to be held in Atlanta, Georgia on December 9, 2012.

“CYT387 could prove to be an important and differentiated therapeutic for patients with myelofibrosis; the interim data we have reported to date have been highly encouraging,” said Dr. Nick Glover, President and CEO of YM BioSciences. “We look forward to the release of final nine-month data from the Phase I/II CYT387 study at ASH, as well as further ongoing data from the many patients who continue to benefit from the drug in its Extension trial.”

Title: Phase I/II Study of CYT387, a JAK1/JAK2 Inhibitor for the Treatment of Myelofibrosis
Session Name: 634. Myeloproliferative Syndromes - Clinical: Myeloproliferative Neoplasms - Novel Therapies I
Session Date:  Sunday, December 9, 2012; 4:30 PM - 6:00 PM (Presentation Time:  5:15 PM)
Location:  Georgia World Congress Center, Room B213-B214

About YM BioSciences
YM BioSciences Inc. is a drug development company primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of hematological and immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive interim results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis. YM's portfolio also includes nimotuzumab, a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. In addition, YM has several preclinical programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387 and nimotuzumab will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM as well as CIMYM's various licensees will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Affairs
YM BioSciences Inc.
Tel. +1 905.361.9518
jsmith@ymbiosciences.com